Exhibit 99.(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

First Eagle Funds:

We consent to the use of our report dated December 22, 2005, with respect to the statements of assets of liabilities, including the schedules of investments, of First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund and First Eagle Fund of America (the “Funds”), each a series of the First Eagle Funds, as of October 31, 2005, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the three-year period ended October 31, 2005, incorporated herein by reference.

New York, New York
February 25, 2008